VanEck ETF Trust
666 Third Avenue, 9th Floor
New York, New York 10017

666 Third Avenue, 9th Floor New York, NY 10017

MATTHEW BABINSKY mbabinsky@vaneck.com
(212) 293-2048

March 13, 2023

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Emily Rowland, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland:

We are in receipt of your telephonic comments regarding the redlined registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Robotics ETF (the “Fund”), a series of the Trust, that we submitted to you on February 13, 2023 in response to the comments you gave us on January 9, 2023, following our filing with the Securities and Exchange Commission (the “SEC”) on November 22, 2022. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS
Comment 1.
With respect to the second sentence under the “Summary Information—Principal Investment Strategies” section, please reinsert the deleted language stating that MarketVector Indexes GmbH, (the “Index provider”) is a wholly owned subsidiary of Van Eck Associates Corporation (the “Adviser”). This disclosure should be in Item 4 of the Prospectus.

Response 1.	The disclosure has been revised accordingly.

Comment 2.
With respect to machine vision and companies that offer embedded machine learning chips, the Staff believes it is not appropriate to count such companies towards compliance with the Fund’s 80% policy in light of the 25% revenue threshold for inclusion in the BlueStar® Robotics Index (the “Index”).

Response 2.
The disclosure has been revised to reflect that the requirement for machine vision companies to derive at least 25% of their revenue from the industrial or manufacturing segments is an additional requirement and that such companies must first meet the 50% revenue threshold for inclusion in the Index. As such, we believe it is appropriate to count such companies towards compliance with the Fund’s 80% policy.

With respect to companies that offer embedded machine learning chips, the disclosure has been revised to reflect that such companies do not count towards compliance with the Fund's 80% policy.

Comment 3.
With respect to the third sentence under the “Summary Information—Principal Investment Strategies” section, please:
•Confirm that the items in the parenthetical “(including 3D printing equipment, materials or related software or services)” are all modified by 3D printing; and
•Describe “computer aided design software” in plain English and its nexus to the robotics.

Response 3.	We supplementally confirm that, with respect to prong (ii), “additive manufacturing or 3D printing (including 3D printing equipment, materials, or related software or services)” refers to 3D printing.
With respect to prong (iii), “computer aided design software,” the disclosure has been revised accordingly.

Comment 4.
Please explain how the following sub-themes are considered robotics, or delete them:
•Manufacturing computer aided design; and
•Machine vision.
Are there industry classifications that include these industries in robotics?
To the extent you are able, please expand the response below.

Response 4.
We respectfully acknowledge your comment. We believe that robotics is a prominent and pervasive technology that includes the above-mentioned sub-themes and note that a number of sources, which are reprinted below, support the Fund’s and Index provider’s proposed definition. We further note that the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 generally suggests that, for purposes of satisfying a fund’s 80% policy adopted in compliance with Rule 35d-1, such fund is allowed to invest in securities that would provide the fund with exposure to the economic fortunes and risks of the types of investments suggested by the fund’s name. Therefore, we believe it is reasonable for the Index provider to include such companies in the Index.
Robotics[1] (emphasis added):
robotics, design, construction, and use of machines (robots) to perform tasks done traditionally by human beings. Robots are widely used in such industries as automobile manufacture to perform simple repetitive tasks, and in industries where work must be performed in environments hazardous to humans. Many aspects of robotics involve artificial intelligence (software); robots may be equipped with the equivalent of human senses such as vision, touch, and the ability to sense temperature. Some are even capable of simple decision making, and current robotics research is geared toward devising robots with a degree of self-sufficiency that will permit mobility and decision-making in an unstructured environment. Today’s industrial robots do not resemble human beings; a robot in human form is called an android.

___________________________ [1] Robotics | Definition, Applications, & Facts | Britannica

Additionally, a variety of definitions for the three specific subthemes the Staff requested additional information about are below and support their inclusion in the robotics industry (emphasis added to each definition):

Semi-Conductor Manufacturing Systems[2] The equipment uses robots to handle microscopic parts. Advanced robots are used in handling the wafers.

According to Manufacturing Technology Insights[3] “Using robots makes it easier for semiconductor manufacturers to manage small parts. This enables the production line to move fast across the industry. In semiconductor manufacturing, stimulating silicon wafers at high speeds without causing any damage is the priority task for robots to perform.”

Machine vision[4] is the technology that provides image-based inspection and analysis for robots. Robotics Tomorrow notes that machine vision enables robots to "see" and interpret their environment in a way that is similar to humans. Machine vision involves the use of cameras and other sensors to capture visual data, which can then be processed by computer algorithms to recognize patterns, objects, and other features of the environment. By incorporating machine vision technology into robotics, robots can navigate their surroundings, identify objects, and interact with their environment in ways that are essential for a wide range of applications, from industrial automation to medical devices to autonomous vehicles.

Computer vision[5] is the field of artificial intelligence in which programs attempt to identify objects represented in digitized images provided by cameras, thus enabling computers to “see.” Much work has been done on using deep learning and neural networks to help computers process visual information. Computers can be given a large data set of visual images and identify features and patterns within those images that the computers can then apply to other images. Such processes as facial recognition and augmented reality rely on computer vision.

Pattern recognition[6] in computer science, the imposition of identity on input data, such as speech, images, or a stream of text, by the recognition and delineation of patterns it contains and their relationships. Stages in pattern recognition may involve measurement of the object to identify distinguishing attributes, extraction of features for the defining attributes, and comparison with known patterns to determine a match or mismatch. Pattern recognition has extensive application in astronomy, medicine, robotics, and remote sensing by satellites.

___________________________
[2] Keeping Semiconductor Manufacturing Clean with Robotics (azorobotics.com)
[3] How Robotics Accelerates Semiconductor Production
[4] What Is Machine Vision? (intel.la); What is Machine Vision? | Robotics Tomorrow.
[5] Computer vision | Definition, Examples, Applications, & Facts | Britannica
[6] Pattern recognition | Definition, Applications, & Facts | Britannica

The Roboflow blog[7] defines embedded machine learning as “a type of edge computing: running algorithms on end-user computational resources rather than a central data center (the cloud). Some computers built for embedded machine learning can be used for computer vision where you infer information about visual data (video and images).”

Embedded Machine Learning[8] is the technology in robots to allow them to learn autonomously from existing data and to then make independent decisions based on that data.

In response to your second request, we add the following additional material:

Manufacturing related software[9] (as opposed to robotics manufacturing software):
According to Robotics & Automation News, manufacturing related software is a critical component of the overall manufacturing process that is automated by robots. While robotics manufacturing software specifically focuses on programming and controlling robots for manufacturing tasks, manufacturing related software refers to a broader category of software tools and systems that support the entire manufacturing process, including design, planning, scheduling, tracking, and analysis. Industrial robots are often used in conjunction with other software tools and systems to automate various aspects of the manufacturing process, from product design to quality control. An example of this is computer-aided design. Manufacturing related software is a critical theme of industrial robotics because it supports the overall manufacturing process, enabling robots to work alongside other software tools and systems to automate a wide range of manufacturing tasks.

Computer Aided Design[10]
CAD/CAM Services explains that computer-aided design software is used to create 3D models of products, which can then be used to program robots for tasks such as welding, assembly, or painting. CAD software can also be used to simulate manufacturing processes and test the performance of robots in a virtual environment. CAD software is an essential component of industrial robotics because it provides a powerful tool for designing products, optimizing designs for manufacturability, and simulating manufacturing processes.

Comment 5.	We note that you deleted the investment strategy stating that the Fund will have significant investments in Asian securities, but you included a risk regarding investment in Japanese securities.

Response 5.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. We note that a significant allocation in Japanese securities is not a Fund strategy, but it is currently a Fund risk that is subject to change.

___________________________
[7] What is Embedded Machine Learning? (roboflow.com)
[8] Embedded Machine Learning (fraunhofer.de)
[9] Manufacturing Software: Definition and Benefits for Your Business (roboticsandautomationnews.com)
[10] Robotics Design Using CAD – CAD / CAM Services (cadcam.org)

Comment 6.	With respect to the first sentence in the last paragraph under the “Summary Information—Principal Investment Strategies” section, regarding diversification, please change “may” to “will.”

Response 6.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 7.
With respect to the “Fund Shares Trading, Premium/Discount Risk and Liquidity of Fund Shares” disclosure, the Staff notes that widened bid-ask spreads is identified as a risk of reduced liquidity. Please revise so it is clear that risks other than liquidity are included in the disclosure (e.g., increased market volatility and/or trading halts) and may also lead to widened bid-ask spreads.

Response 7.	The disclosure has been revised accordingly.

Comment 8.	With respect to the “Concentration Risk” disclosure, please revise the first sentence to state that “[t]he Fund’s assets will be concentrated....”

Response 8.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 9.
Under the “Bluestar Robotics Index” section on page 20, in the last sentence, please explain the basis for the Index provider to have discretion to change the rebalancing schedule or reconstitution of the Index. The Index provider should follow the rules-based methodology and have minimal discretion. Please more clearly specify the circumstances when the Index provider can use this discretion.

Response 9.
We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. We believe, based on the disclosure changes discussed in this correspondence, as well as certain other disclosure changes made to the Registration Statement as further discussed herein, that the Fund’s current disclosure provides sufficient information to reflect that the Index methodology is rules-based. We supplementally note that circumstances like market turmoil or market closures are examples of circumstances when the Index provider may need to use discretion to delay the rebalancing or reconstitution of the Index.

Comment 10.
On page 18, please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section.

Response 10.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

DECLARATION OF TRUST

Comment 11.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws. Shareholders should be given notice of the right to bring derivative actions.

Response 11.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 12.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” the Staff makes a global request that you disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 12.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

* * * * *

If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at (212) 293-2048.

Very truly yours,

/s/ Matthew Babinsky
Matthew Babinsky
Assistant Vice President
Van Eck Associates Corporation